SECOND AMENDMENT TO INVESTORS' RIGHTS AGREEMENT

THIS SECOND AMENDMENT TO INVESTORS' RIGHTS AGREEMENT (the "Second Amendment") is made as of this 1st day of September, 2020, by and between **Luxury Camping Inc.**, (the "Company"), and the holders of Series A Preferred Stock of the Company who have signed this Amendment below (or agreed to be bound by the terms of the Agreement and this Amendment in a separate writing).

WITNESSETH:

WHEREAS, Company and holders of Common Stock and holders of Series A Preferred Stock of the Company entered into that certain Investors' Rights Agreement dated as of June 16, 2016 (the "Agreement") (capitalized terms used herein which are not otherwise defined shall have the definitions set forth in the Agreement); and

WHEREAS, the Agreement was amended by that certain First Amendment to Investors' Rights Agreement dated as on or around January 10, 2018, when the Company sold Series B Preferred Stock and the Agreement was thereby amended to add the holders of the Series B Preferred Stock to the Agreement; and

WHEREAS, the Company will be selling Series C Preferred Stock and the Company and the holders of the Series C Preferred Stock desire that such holders of the Series C Preferred Stock become Parties to the Agreement and to otherwise amend the Agreement pursuant to the terms hereto.

NOW THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree that the Agreement shall be amended, and other terms shall be agreed upon between the parties, as follows:

1. **Amendments to Agreement**. The Agreement shall be amended as follows:

(a) The definition of "Preferred Stock" in the Agreement shall be updated to include the Series A Preferred Stock of the Company and the Series B Preferred Stock of the Company and the Series C Preferred Stock of the Company;

(b) The definition of "Purchase Agreement" shall include that Stock Purchase Agreement by which the Company sold Series A Preferred Stock as well as that Stock Purchase Agreement by which the Company sells Series B Preferred Stock as well as that Subscription Agreement by which the Company sells Series C Preferred Stock; and

(c) That the purchasers of Series C Preferred Stock be joined as parties to the Agreement, be deemed "Purchasers" and listed on Exhibit A to the Agreement.

2. **Ratification.** Except as amended by the terms of this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

SIGNATURE PAGE FOLLOWS

COMPANY SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be duly executed on the day and year first above written.

Luxury Camping Inc.

By: ______________________________
Robert Frisch

INVESTOR SIGNATURE PAGE

SHAREHOLDER SIGNATURE

1. IF ENTITY

Name: ______________________________________

By: ____
Name of Signatory:
Title of Signatory:

2. IF INDIVIDUAL

Name: ___________________________________

____
Signature